April 29, 2019

Philip Bancroft
Executive Vice President and Chief Financial Officer
Chubb Ltd
1133 Avenue of the Americas
Floor 41
New York, NY 10036

       Re: Chubb Ltd
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           Form 8-K dated February 5, 2018
           Filed February 5, 2019
           File No. 001-11778

Dear Mr. Bancroft:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2018

Notes to Consolidated Financial Statements
6. Unpaid losses and loss expenses
c) Loss Development Tables , page F-47

1. Please represent to us that in future filings you will include "reported claims" as a column within the "Net Incurred Loss and Allocated Loss Adjustment Expenses" tables rather than within the "Net Cumulative Paid Loss and Allocated Loss Adjustment Expenses"
      tables. Refer to ASC 944-40-50-4D and ASC 944-40-55-9E.
 Philip Bancroft
FirstName LastNamePhilip Bancroft
Chubb Ltd
Comapany NameChubb Ltd
April 29, 2019
Page 29,
April 2 2019 Page 2
FirstName LastName
Form 8-K dated February 5, 2019

Exhibit 99.2
Regulation G--Non-GAAP Financial Measures
Core Operating Income measures, page 33

2. We refer to your non-GAAP measure "Core operating income excluding catastrophe losses" and as further adjusted to exclude prior period development as well as your rationale discussed on page 31 for presenting these non-GAAP measures. While we note that you generally define loss events as catastrophic if they cause damage of $25 million or more and affect a certain number of insureds (consistent with the definition of the
         Property Claims Service), it appears that the nature of these losses are integral to your operating results. Please tell us how you considered Question 100.01 of the Non-GAAP
         Compliance and Disclosure Interpretations. Further, by excluding prior year development expenses recognized in the current period, it appears that you may be substituting individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered Question 100.04 of the Non-GAAP Compliance and
         Disclosure Interpretations
3. We refer to your non-GAAP measure "Core operating income with expected level of catastrophe losses" which excludes catastrophe losses above or below management's view of typical catastrophe losses for that period. The adjustment is intended to present a performance measure with normalized catastrophe activity. By excluding a portion of the losses incurred, it appears that you have substituted individually tailored recognition and measurement methods for those of GAAP. Please tell us how you considered Question
         100.04 of the Non-GAAP Compliance and Disclosure Interpretations
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christine Allen Torney at 202-551-3652 or Jim Rosenberg at 202-551-
3679 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Healthcare & Insurance